Phyllis A. Knight	Champion Enterprises Inc.
Executive Vice President	755 West Big Beaver Road
and Chief Financial Officer	Suite 1000
pknight@championhomes.net	Troy, Michigan 48084
248.614.8200
May 15, 2009
VIA OVERNIGHT DELIVERY
Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: Form 10-K for the fiscal year ended January 3, 2009
Schedule 14A filed March 30, 2009
File No. 1-9751
Dear Mr. Decker:
The following contains our responses to the written comments from the staff of the Securities and Exchange Commission sent April 8, 2009.
FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response: Drafts of additional disclosures or other revisions resulting from our responses to the written comments are included in our responses below. All such revisions will be included in our future filings, including interim filings, as appropriate.
Item 1 — Business, page 1
General
2.	Because of the nature of your business, the discussion about seasonality of your business (we note “Fluctuations in operating results ...” risk factor disclosure on page 11) and compliance with laws and regulations regarding environmental matters appears limited.

Please expand your disclosure related to information contained in subparagraphs (c)(l)(v) and (xii) off Item 101 of Regulation 8-K, to the extent that such information is material.
Response: In our Form 10-K for the year ended January 3, 2009, in Item 1, Business, “Manufacturing segment” in the third paragraph under “Production” (page 4) we state the following:
“Although factory-built homes can be produced throughout the year in indoor facilities, demand for homes is usually affected by inclement weather and by the cold winter months in northern areas of the U.S. and in Canada.”
In future filings we will expand the disclosure about seasonality by adding the following:
“Additionally, our production, sales and working capital generally are impacted by plant shut-downs that may occur at the fourth of July, Thanksgiving and December holidays.”
With respect to the impact of compliance with environmental regulations on our capital expenditures, earnings and competitive position, in future filings on Form 10-K we will add the following discussion in Item 1, Business:
“Compliance with federal, state and local environmental regulations is not expected to have a material effect on our segments’ or subsidiaries’ capital expenditures, earnings or competitive position. Our North American homebuilding operations use normal construction materials and the nature of our production process does not result in the generation of hazardous waste or emissions that require significant expenses for monitoring activities or capital expenditures for environmental control facilities.”
Item 6 — Selected Financial Information, page 21
3.	You have presented your operating cash flows in the Financial Information section. While presentation of cash flows from operating activities is useful, this data should be considered in the framework of a statement of cash flows, which reflects management’s decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See FRC 202.03.
Response: In future filings on Form 10-K we will also present our cash flows from investing and financing activities in Part I, Item 6, Selected Financial Information.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 22
Results of Operations, page 24
4.	You disclose on page 25 that on a pro forma basis, assuming you had owned SRI as of the beginning of 2007, operating income for the year ended December 29, 2007 would have been $41.8 million. Please enhance your disclosure to explain how this pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation.
Response: In future filings on Form 10-K we will add the following discussion in Results of Operations regarding the SRI pro forma information:
“Sales and operating income for the year ended December 29, 2007 is presented on a pro forma basis inclusive of the results of SRI to provide a better basis for comparison to 2008 results, which includes the results of SRI. The pro forma information was derived from information previously provided in our report on Form 8-K/A dated March 5, 2008 after completion of our acquisition of SRI. The pro forma results may not be indicative of actual results that would have occurred had the acquisition been consummated as of the beginning of the year ended December 29, 2007, and should not be construed as representative of future results.”
Liquidity and Capital Resources, page 36.
5.	You disclose in the risk factors on page 10 and in this section on page 38 that it is possible that you will not be in compliance with debt covenants which take effect in the first quarter of your 2010 fiscal year. You further disclose in this section on page 36 that you would not have been in compliance with certain of your debt covenants as of September 27, 2008 if you had not received a temporary waiver of those covenants. Please expand your disclosure in the risk factors and this section to describe in greater detail the specific covenants in your debt agreements with which you were not in compliance. Please disclose for your current material covenants the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. We note your disclosure of the required ratios/amounts for the covenants that will take effect as of the end of the first quartet of 2010. Please also disclose the actual ratios/amounts for these covenants as of the current reporting date. In addition, discuss in greater detail:
•	the steps that you are taking to avoid the breach;

•	the steps that you intend to take to cure, obtain a waiver of or otherwise address the breach;

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to pay off resulting obligations or replace funding.
See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350.
Response: In future filings, the “Risk Factors” and “Liquidity and Capital Resources” sections will be enhanced to specifically note that we would not have been in compliance with the maximum senior leverage ratio of not greater than 3.00 : 1 as of September 27, 2008 had an Amendment to the Credit Agreement not been completed, as our actual senior leverage ratio as of that date was 4.68 : 1.

In addition, in response to the Staff’s comments, our recently filed Form 10-Q for the quarterly period ended April 4, 2009 included the following additional disclosures in “Liquidity and Capital Resources” with respect to material covenants:
•	We added the following detailed description of the calculation required for each material covenant (“minimum liquidity” and “minimum twelve-month adjusted EBITDA”). We did not include an actual calculation of each number with a corresponding reconciliation to GAAP because we believe that the complexity and length of the detailed calculation would not have added significant further clarity. However, we believe that the descriptive language included will now provide the reader with enough information to understand the required calculations.
“The minimum liquidity requirement is measured each quarter end and is computed by adding “cash and cash equivalents” as reported on the consolidated balance sheet to unused Revolver availability. The minimum twelve-month adjusted EBITDA requirement is also measured at the end of each quarter. Adjusted EBITDA is calculated as defined in the Credit Agreement, where adjustments to reported earnings before interest, taxes, depreciation and amortization (“EBITDA”) include, among other things, items such as (i) removing the effects of non-cash gains and losses, non-cash restructuring charges and non-cash impairment charges; (ii) adding back non-cash stock compensations expenses; (iii) adding back deferred financing cost amortization; (iv) removing the effects of any gains or losses related to debt retirement; (v) excluding the impact of certain closed or discontinued operations; (vi) during the period of the October 2008 Amendment (the fourth fiscal quarter of 2008 and the four fiscal quarters of 2009), excluding the effects of cash severance costs and the impact of costs related to the Amendment; and (vii) giving pro forma effect to similarly computed adjusted EBITDA from acquisitions.”
•	We included the following table containing the required levels of “minimum liquidity” and “minimum twelve-month adjusted EBITDA” for each of the four quarters in 2009.

		Minimum
		12-month
	Minimum	Adjusted
Fiscal Quarter	Liquidity	EBITDA
	(in thousands)
First quarter of 2009	$45,000	$10,800
Second quarter of 2009	$35,000	$6,400
Third quarter of 2009	$39,000	$7,500
Fourth quarter of 2009	$42,000	$15,100
•	We disclosed the corresponding actual amounts of “minimum liquidity” and “minimum twelve-month adjusted EBITDA” calculated for the first quarter of 2009 as follows.
“Our actual twelve-month adjusted EBITDA was $13.8 million and actual liquidity was $49.2 million.”
•	We disclosed the actual ratios computed as of the first quarter of 2009 for the covenants which will take effect again as of the end of the first quarter of 2010, which include

“maximum senior leverage ratio,” “minimum interest coverage ratio” and “minimum fixed charge coverage ratio,” as follows.
“As of April 4, 2009, our actual Senior Leverage Ratio was 12.5:1, our Interest Coverage Ratio was 0.7:1, and our Fixed Charge Coverage Ratio was 0.5:1.”
•	We added additional detail about the steps we are taking to avoid a future breach of our material covenants. The enhanced disclosure includes the following language after our comment about the risk of non-compliance.
“As a result, prior to the end of the first quarter of 2010, we expect to have substantially reduced or retired completely this indebtedness using the net proceeds from targeted asset sales that we are currently pursuing.”
Finally, in future filings the “Summary of Liquidity and Capital Resources” section will be further enhanced to include the following additional disclosures (which are generally included elsewhere in our reports, but not in this section):
•	“In the event that we are unsuccessful in our efforts to substantially reduce or retire completely the indebtedness under our Credit Facility, and we fail to comply (or expect to fail to comply) with one or more of our covenants, we would enter into discussions with our lenders to obtain a further amendment to the Credit Facility. In addition, we would consider raising other forms of capital to reduce our indebtedness under the Credit Facility, though we do not currently expect that other sources of capital would be reasonably available to us.”

•	“Because each of our primary debt instruments contain cross default provisions, failure to comply with a material covenant under the Credit Agreement, if not cured or waived by the lenders, could cause an acceleration or default under our other debt instruments.”

6.	You disclose that the EBITDA measure included in your covenants is defined by the credit agreement. Based on your disclosure on page F-18, it does not appear that EBITDA is computed as commonly defined. Please revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response: In future filings we will refer to the covenant measure as “adjusted EBITDA” and will disclose the types of adjustments. Please see the excerpt from our Form 10-Q for the quarter ended April 4, 2009, in Part 1, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources which, as noted in our response to Comment number 5, above, provides a detailed description of the calculation.
7.	Your disclosures indicate that you fund your operations from your cash balances, cash flows from operations and borrowings under your senior secured credit agreement. Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. You reflect negative cash flows from operations for the year ended January 3, 2009. When there are significant changes in the sources and uses of cash, such as the decrease in cash flow from operations, please describe how you determined that the sources will continue to be sufficient to meet your needs. Include in your discussion the material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity. See Section IV of SEC Interpretive Release No. 33-8350.
Response: In future filings we will provide enhanced disclosures with respect to significant changes in expected sources and uses of cash from period to period and the impact of those changes on our liquidity and capital resources. The following is the related disclosure that we provided in our Form 10-Q for the quarter ended April 4, 2009, in Part I, Item 2, MD&A—Summary of liquidity and capital resources:
“During the quarter ended April 4, 2009, we used $18.5 million of net cash in operations, largely due to the net loss incurred during our seasonally slowest quarter and reductions in accounts payable and accruals at our international segment as a result of the significant reduction in sales, partially offset by improvements in inventory in the manufacturing and retail segments. We expect that our international segment will consume additional cash for working capital during the second quarter of 2009, but will be a source of cash from working capital in the second half of 2009 and in 2010 as sales recover from the low levels of the last two quarters. Further, we expect that our restructuring activities and cost cutting actions to date will help minimize future operating losses and that the working capital needs of our manufacturing and retail segments will be modest.

We have scheduled debt payments due totaling $11.7 million during the last three quarters of 2009 and $26.5 million in 2010. In addition, the remaining debt outstanding under our Credit Agreement, totaling $92.5 million, may become due in 2010 because it is not likely that we will be in compliance with post-Amendment financial covenants which will be in effect at the end of the first fiscal quarter of 2010.

Our current projections indicate that our cash availability will be sufficient to operate our businesses through the first quarter of 2010, including capital expenditures and scheduled debt payments but would not be sufficient to fully retire the indebtedness under our Credit Agreement if we were not in compliance with our covenants at the end of that quarter. As a result, prior to the end of the first quarter of 2010, we expect to have substantially reduced or retired completely this indebtedness using the net proceeds from targeted asset sales that we are currently pursuing. If we are successful in completing these asset sales and the proceeds from these sales are sufficient to substantially reduce or retire completely this indebtedness, the cash needed in 2010 for scheduled debt payments will be reduced to approximately $0.5 million. In this event, our current projections indicate that the level of cash available will be adequate for purposes of operating our businesses throughout 2010, including capital expenditures and scheduled debt payments.

The Amendment provided revised financial covenants for the five-quarter period ending January 2, 2010. Management believes the minimum liquidity and minimum twelve-month adjusted EBITDA requirements, as defined, are achievable based upon the Company’s current projections. Management has also identified other actions within their control that could be implemented, if necessary, to help the Company meet these quarterly requirements. However, there can be no assurance that these actions will be successful.

Further, while we are pursuing targeted asset sales in order to reduce indebtedness under the Credit Agreement, there can be no assurance that such activities will be successful or generate sufficient net proceeds to retire or substantially reduce this indebtedness. In this event, there can be no assurance that a majority of the lenders that are party to our Credit

Agreement will consent to a further amendment of the Credit Agreement, or that other sources of capital will become available.”
Critical Accounting Policies. page 39
Goodwill, page 40
8.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	A sensitivity analysis of the material assumptions used based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Response: In future filings we will disclose the reporting unit level at which we test goodwill for impairment and our basis for that determination; provide a sensitivity analysis of the material assumptions we used based upon reasonably likely changes; and disclose whether there were any changes from the prior year in the assumptions and methodologies we used for valuing goodwill and highlight the impact of such changes. An example of such additional disclosures follows:
          “In accordance with SFAS No. 131. “Disclosures about Segments of an Enterprise and Related Information”, our operating segments are North American manufacturing (the “manufacturing segment”), international manufacturing (the “international segment”) which consists of our manufacturing operations in the U.K., and the retail segment that operates sales centers throughout California. Our reporting units for goodwill impairment testing are our manufacturing and international operating segments based on guidance in SFAS No. 142, “Goodwill and Other Intangible Assets.” Our retail segment does not have any goodwill. The methodology used in our goodwill impairment tests as of January 3, 2009 was similar to the methodology used at December 29, 2007 and requires management estimates and judgments. The current credit crisis has significantly affected the financial markets and economies in the countries in which we operate. As a result, our long-term outlook for our manufacturing and international segments has also been affected and the assumptions we used as of January 3, 2009 regarding projected sales, income and cash flows for our segments were lower and the discount factors were higher than those used as of December 29, 2007. The estimated fair value of our manufacturing and international segments is highly sensitive to changes in these assumptions and projections. An increase in the discount factor of greater than 200 basis points, a reduction in projected sales in the fifth or terminal year of greater than 10% or a reduction in the long-term growth rate assumption of greater than 200 basis points could cause the estimated fair value of the manufacturing segment to be below its carrying value. An increase in the discount factor of greater than 100 basis points, a reduction in projected sales in the fifth or terminal year of greater than 10% or a reduction in the long-term growth rate assumption of greater than 200 basis points could cause the estimated fair value of the international segment to be below its carrying value.”

9.	The discount factors used in the 2008 goodwill impairment tests were 16.0% and 17.0% compared to 8.5% used in the 2007 tests. Please describe the method you used to derive the 2008 discount factors and tell us if this was the same method used to derive the 2007 discount factors. If not, please tell us what changed in the method used in 2008 to derive the discount factors.
Response: The 2008 discount factors were based on a weighted average cost of capital calculated using (i) the capital asset pricing model for the return on equity component and (ii) an after tax yield on comparably rated corporate bonds for the cost of debt component. These two components were weighted based on proportions of debt and equity from a group of market participants, including Champion, in the two segments being tested. The 2007 discount factors were based on a weighted average cost of capital calculated using our cost of debt and assumed return on equity weighted based on our debt and equity components. In 2008, we determined that a more market-based approach was required in light of extremely difficult market conditions as well as the credit crisis and its impact on financial markets, interest rates and market volatility. As a result of the credit crisis and market volatility in 2008, the following significant risk adjustments were made to the weighted average cost of capital: (i) the market risk premium increased by 150 basis points; (ii) the company specific risk (alpha) increased by 200 basis points; and (iii) the cost of debt component increased by 300 basis points. The remaining portion of the increase in the weighted average cost of capital is due to increasing the weighting assigned to the equity component and decreasing the weighting assigned to the debt component based on an average of weights for the chosen market participants.
Item 9A — Controls and Procedures, page 43
10.	Pursuant to Rule 13a-15(b) of the Exchange Act, management must carry out an evaluation of “the effectiveness of the issuer’s controls and procedures” without qualification to the “design and operation” of these controls and procedures as noted in your disclosure. Please revise your disclosure to fully conform to Rule 13a-15(b) of the Exchange Act.
Response: In future filings we will revise our disclosure to fully conform to Rule 13a-15(b) of the Exchange Act. Please see the following revised disclosure that was included in our Form 10-Q for the quarter ended April 4, 2009, in Part I, Item 4, Controls and Procedures:
“As of the date of this Report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the “Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.”
11.	We note the description of the disclosure controls and procedures in the second sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-l5(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically:
•	this description modifies the definition provided in the rules by adding the word “material” before “information required to be disclosed by the Company...”; and

•	it does not indicate that the disclosure controls and procedures were also effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.
Response: In future filings we will revise our disclosure to fully conform to the description set forth in Rule 13a-15(e) of the Exchange Act. Please see the revised disclosure that was included in our Form 10-Q for the quarter ended April 4, 2009, in Part I, Item 4, that is included in our response to Comment number 10, above.
We hereby confirm that as of January 3, 2009 and other applicable dates our certifying officers concluded that our disclosure controls and procedures were effective.
12.	We note your disclosure about management’s report on internal control over financial reporting on page 49 of the report. Please include the disclosure required by Item 308 of Regulation S-K in this section of the filing or provide a cross-reference to the appropriate page. Please see Item 9A of Form 10-K.
Response: In future filings on Form 10-K our “Management’s Report on Internal Control Over Financial Reporting” will contain a cross reference to Item 9A, Controls and Procedures.
Item 8 — Financial Statements.
General
13.	You present comprehensive (loss) income in a footnote on page F-22. Paragraph 22 of SFAS 130 requires a statement of comprehensive (loss) income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive (loss) income within (1) your statement of operations, (2) your statement of equity, or (3) as a separate financial statement. Please revise accordingly.
Response: In future filings we will present our statement of comprehensive (loss) income as a separate financial statement. Please see the following statement of comprehensive (loss) income that was included as a separate financial statement in our Form 10-Q for the quarter ended April 4, 2009, in Part I, Item 1:
Condensed Consolidated Statement of Comprehensive (Loss) Income
(In thousands)

	Unaudited
	April 4,	March 29,
	2009	2008
Net loss	$(17,638)	$(20,484)
Other comprehensive (loss) income:
Foreign currency translation adjustments	1,205	(1,921)
Net investment hedge, net of income taxes	(958)	100

Total comprehensive loss	$(17,391)	$(22,305)

See accompanying Notes to Condensed Consolidated Financial Statements.
14.	Please disclose the accumulated balances for each component of accumulated other comprehensive (loss) income. You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote. See paragraph 26 of SFAS 130.
Response: In future filings we will disclose the accumulated balances for each component of accumulated other comprehensive (loss) income. Please see the following disclosure that was included with our statement of shareholders’ equity in our Form 10-Q for the quarter ended April 4, 2009, in Part I, Item 1:
Components of accumulated other comprehensive (loss) income consisted of the following at April 4, 2009:

(In thousands)
Foreign currency translation adjustments	$(23,477)
Pension actuarial gain, net of income taxes	441
Net investment hedge, net of income taxes	6,230

$(16,806)

Consolidated Statements of Cash Flows, page F-6.
15.	Regarding the $7.5 million in insurance proceeds related to the Henry, TN plant fire, please tell us how you determined the classification of these proceeds within cash flows from operating activities is appropriate. In addition, please tell us if there were any insurance proceeds that were included within cash flows from investing activities. If so, tell us the amount of the proceeds and what these proceeds were related to.
Response: During 2008 all insurance proceeds related to the Henry, TN plant fire were classified as cash flows from operating activities based on expected recoveries of costs incurred, inventories destroyed and lost income and pending final settlement of the business interruption, building and equipment and inventory claims. During the first quarter of 2009 final settlement of the claim was reached and final proceeds were collected. $3.2 million of the proceeds collected in the first quarter of 2009 were classified as cash flows from operating activities and $4.1 million were classified as cash flows from investing activities.
After the final settlement of the insurance claims we determined that approximately $3.3 million of the insurance proceeds received in 2008 should have been assigned to the building and equipment and classified as cash from investing activities. We have made a determination that this is not a material amount.
Note 1 — Summary of Significant Accounting Policies, page F-8.
General
16.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
Response: In future filings on Form 10-K we will include a discussion of the types of costs and expenses included in cost of sales and selling, general and administrative expenses in Note 1—Summary of Significant Accounting Policies. A discussion of the types of costs and expenses included in cost of sales and selling, general and administrative expenses follows and was included in our Form 10-Q for the quarter ended April 4, 2009, Part I, Item 1, in Notes to Condensed Consolidated Financial Statements, Note 1—Summary of Significant Accounting Policies.
“Cost of sales includes manufacturing costs such as (i) material, (ii) compensation and employee benefits for direct and indirect labor employees, (iii) fixed and variable manufacturing overhead costs, (iv) warranty costs, (v) inbound delivery costs (vi) purchasing and receiving costs and (vii) depreciation of manufacturing plants and machinery and equipment. Manufacturing overhead costs include costs such as (i) utilities, (ii) workers compensation and product liability self-insurance, (iii) real and personal property taxes on manufacturing plants and machinery and equipment, (iv) supplies, (v) repairs and maintenance, and (vi) rents and leases for manufacturing plants and machinery and equipment. Cost of sales also includes, to the extent that such costs are the Company’s responsibility, such post-manufacturing costs as delivery and set up, foundations, craning, roofs, exterior cladding, finishing costs, utility connections and other site costs. Generally sub-contractors are engaged to perform the post-manufacturing activities.
Selling, general and administrative expenses include costs such as (i) salaries, wages, incentives and employee benefits for executive, management, sales, engineering, accounting, information technology (“IT”) and administrative employees, (ii) stock compensation costs, (iii) sales commissions, (iv) marketing and advertising costs, (v) legal and professional fees, (vi) depreciation, rents and leases for sales offices, executive offices, office equipment, IT equipment and computer software, and (vii) postage, office supplies, travel and telephone.”
17.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross margin subtotal throughout the filing.
Response: In future filings on Form 10-K we will include a discussion of the line items that include depreciation expense in Note 1—Summary of Significant Accounting Policies. Please see the excerpt from our Form 10-Q for the quarter ended April 4, 2009, for a disclosure of the line items that include depreciation expense included in our response to Comment number 16, above. Please see cost of sales item (vii) and selling, general and administrative expenses item (vi), above.
Note 6 — Restructuring Charges, page F-19
18.	Please disclose the total amount of restructuring charges expected to be incurred, the amount incurred in the year ended January 3, 2009 and the cumulative amount incurred to date for each reportable segment. See paragraph 20(d) of SFAS 146.
Response: In future filings we will disclose the total amount of restructuring charges expected to be incurred, the cumulative amount incurred in the year-to-date period and the cumulative amount incurred in the year-to-date period for each reportable segment.
     As supplemental information, during the year ended January 3, 2009, restructuring charges totaling $9.6 million and $1.1 million were included in the manufacturing segment and general corporate expenses, respectively. The amount of restructuring charges recorded in the year ended January 3, 2009, were the total amount expected to be incurred for the related restructuring activities. The following disclosure was included in Form 10-Q for the quarter ended April 4, 2009, Part I, Item 1, in Notes to Condensed Consolidated Financial Statements, Note 11—Restructuring Charges:
“All charges related to these restructuring activities were recorded in the stated periods and no related charges are expected to be incurred in subsequent periods.”
Note 7 — Goodwill and Other Intangible Assets, page F-20
19.	Please disclose goodwill for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segments. See paragraph 45 of SFAS 142.
Response: In future filings on Form 10-K we will disclose goodwill for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segments.
     As supplemental information, we advise that we have had no significant changes in the allocation of goodwill by reportable segments. Additionally, the following is goodwill by reportable segment as of April 4, 2009 and January 3, 2009. The changes in goodwill are solely related to changes in foreign exchange rates.

	April 4,	January 3,
	2009	2009
	(In thousands)
Goodwill-manufacturing segment	$223,539	$224,016
Goodwill-international segment	85,317	83,744

Total goodwill	$308,856	$307,760

Note 10 — Earnings Per Share, page F-22
20.	Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.
Response: In future filings we will disclose the number of antidilutive shares by each type of security. The following disclosure was included in our Form 10-Q for the quarter ended April 4, 2009, Part I, Item 1, in Notes to Condensed Consolidated Financial Statements, Note 8—Earnings Per Share, Stock Options and Stock-Based Compensation Plans:
“The following dilutive shares were excluded from weighted average shares outstanding used in the calculation of dilutive EPS as the effect of including them would have been anti-dilutive:

	Three Months Ended
	April 4,	March 29,
	2009	2008
	(In thousands)
Convertible debt	8,585	8,585
Performance awards	69	331
Stock options	—	75

Total anti-dilutive shares excluded from EPS	8,654	8,991

21.	We note your discussion of restricted stock awards in Note 15. Please disclose how you are treating the restricted stock you have issued in computing both your basic and diluted EPS. See paragraphs 10 and 13 of SFAS 128. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS.
Response: In future filings we will disclose how we are treating the restricted stock we have issued in computing both our basic and diluted EPS. The following disclosure was included in our Form 10-Q for the quarter ended April 4, 2009, Part I, Item 1, in Notes to Condensed Consolidated Financial Statements, Note 8—Earnings Per Share, Stock Options and Stock-Based Compensation Plans.
“Performance share awards are included in the weighted average number of shares outstanding for calculating basic EPS only after the shares have been earned and vested.

Performance share awards are included in the weighted average number of shares outstanding for calculating diluted EPS based on the number of shares, if any, that have been earned, but not vested, as of the end of each reporting period based on the cumulative percentage of earnings targets that have been attained to date during the three-year performance periods.”
Note 12 — Fair Value of Financial Instruments, page F-22
22.	It appears that you have financial assets and/or liabilities that you measured at fair value as of January 3, 2009. As such, please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.
Response: As of January 3, 2009, we had no financial assets or liabilities that were required to be measured at fair value in the consolidated balance sheet. The disclosures in Note 12 were presented pursuant to SFAS No. 107.
Note 16 — Segment Information, page F-26
23.	You disclose here that general corporate expenses include the costs and equity method losses from development operations. Based upon your disclosure on page 31, it appears you are including other items such as incentive and stock based compensation costs within general corporate expenses. As such, please enhance your disclosure in this footnote to provide more detail of the types of amounts included in the general corporate expenses line item.
Response: In future filings we will include a discussion of the types of costs and expenses included in general corporate expenses. The following disclosure was included in our Form 10-Q for the quarter ended April 4, 2009, Part I, Item 1, in Notes to Condensed Consolidated Financial Statements, Note 9—Segment Information.
“General corporate expenses are primarily comprised of costs incurred at the Company’s executive offices excluding engineering, marketing and purchasing costs that are directly related to the manufacturing segment. General corporate expenses include (i) compensation (including stock-based compensation), incentives and benefits of the executive officers and management team, (ii) compensation, incentives and benefits of the administrative staff, (iii) legal and professional fees, including audit fees, (iv) letter of credit fees and deferred financing costs, (v) rents, leases and depreciation of leasehold improvements, furniture and fixtures, office equipment and IT equipment, and (vi) directors fees and directors and officers insurance.”
24.	Please provide the disclosures required by paragraph 26(a) of SFAS 131. These should include a discussion of your internal structure, how you are organized, what your operating segments are and whether operating segments have been aggregated in accordance with paragraph 17 of SFAS 131. Please also tell us why your operations in

Canada are not recognized as a separate reporting segment. Please supplementally provide us with your aggregation analysis as well.
Response: In future filings on Form 10-K we will disclose the basis for determining our operating segments. Our operating segments are determined based upon the geographical area in which they operate. We operate manufacturing plants throughout North America and in the United Kingdom. In addition, we operate a retail business in California. As a result, our operating segments are North American manufacturing (the “manufacturing segment”), international manufacturing (the “international segment”) which consists of our manufacturing operations in the U.K., and the retail segment that operates sales centers throughout California. Our management structure includes a segment manager for each of the operating segments that reports to the Company’s chief executive officer who is the chief operating decision maker. The segment managers consist of a vice president of operations for the North American manufacturing segment, a managing director for the international segment and a president of the retail segment. Our operating segments are also our reportable segments and therefore an aggregation analysis is not applicable.
Our manufacturing segment includes all of our North American manufacturing operations, which, as of January 3, 2009, consisted of 21 homebuilding facilities in the U.S., five homebuilding facilities in Canada and centralized functions that support all 26 facilities, such as purchasing, engineering, marketing and continuous improvement. As a result, our Canadian operations are not recognized as a separate reporting segment.
Note 17 — Leases, page F-29
25.	You disclose that some of your leases have renewal options or escalation clauses. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.
Response: In future filings on Form 10-K we will include the following additional disclosures for operating leases:
“Rent expense for minimum lease payments under leases that contain escalation clauses is recognized on a straight-line basis over the terms of the leases. The aggregate annual minimum lease payments and total minimum lease payments for these leases were $1.3 million and $14.0 million, respectively at January 3, 2009. The remaining terms of these leases range from six years to 16 years and lease payment adjustments occur at three or five year intervals. For operating leases that contain escalation clauses based on the consumer price index or similar indices, minimum lease payments are based on the index that existed at the inception of the lease.
For operating leases, lease incentives provided by lessors are accounted for as a reduction of rent expense on a straight-line basis over the terms of the leases.”

26.	Based upon your disclosures on page 17, it appears that some of your properties are leased under a capital lease. Please tell us what consideration you gave to presenting the disclosures required by paragraph 16(a) of SFAS 13 regarding your capital, leases.
Response: In future filings on Form 10-K we will include the following disclosure for capital leases:
“The gross amount of assets recorded under capital leases of January 3, 2009 and December 29, 2007 was $11.9 million. Future minimum lease payments under capital leases at January 3, 2009 were $0.2 million for 2009 through 2011, none for 2012 through 2013 and $6.8 million thereafter.”
Schedule II — Valuation and Qualifying Accounts, page F-33
27.	It does not appear that you have recognized an allowance for doubtful accounts related to your accounts receivable. Please confirm, or revise you schedule to disclose the beginning and ending balances, as well as charges to and deductions from your allowance for doubtful accounts. See Rules 5-04 and 12-09 of Regulation S-X.
Response: Our operations have not historically required a significant allowance for doubtful accounts nor incurred significant amounts of charges or deductions related to uncollectible accounts receivable. The total consolidated allowance for doubtful accounts averaged $0.7 million at the end of our last ten fiscal years with year end total balances exceeding $0.9 in two of those years at values of $1.2 million and $1.0 million. Total annual provisions for doubtful accounts during that period ranged from $0.1 million to $1.0 million and averaged $0.5 million per year. We deemed these amounts to be immaterial and, as a result, did not disclose them in Form 10-K, Financial Statement Schedule II, Valuation and Qualifying Accounts.
SCHEDULE 14A DEFINITIVE

PROXY STATEMENT FILED ON MARCH 20, 2009
Compensation Discussion and Analysis. Page 20
Benchmarking, page 22
28.	We note your disclosure about the compensation consultant on page 14, however, you have not identified the consultant in the filing. Please note that in accordance with Item 7(d) of Schedule 14A, the identity of the compensation consultant has to be disclosed pursuant to Item 407(e)(3) of Regulation S-K.. In addition, because the role played by the compensation consultant appears to be material for purposes of determining executive compensation, in accordance with the Commission’s guidance set forth in Q&A #118.06 of the Compliance and Disclosure Interpretations related to Regulation S-K, found in our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, disclosure required to be made pursuant to Item 407(e)(3)(iii) of Regulation S-K must also be incorporated in this section of the filing. Please identify your compensation consultant.
Response: In 2008, Farient Advisors LLC, acted as our compensation consultant. We will disclose the identity of our compensation consultant in future proxy filings.
29.	In the first paragraph on page 23 you disclose that the compensation committee “adopted a pay peer benchmarking philosophy that draws on two different peer groups”. It appears that you have not disclosed the component companies of the second peer group. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please identify the companies comprising the second peer group.
Response: The specific group of 15 companies identified as our “Peer Companies” are used by our Compensation Committee and its consultant as the direct reference point for benchmarking pay levels and practices. The Peer Companies are a subset of a second, much larger group of companies. This second group is used only for statistical validation and is comprised of the companies included in The Global Industry Classification Standards (GICS) industry classifications of 2010 (capital goods), 2510 (auto and components) and 2520 (durable goods). It is not feasible, nor do we find it appropriate, to list the hundreds of companies included within these three classifications. In future proxy filings we will clarify the primary use of the identified Peer Companies and the limited statistical use of the GICS industry group.
Annual Performance Bonuses, page 25
30.	In future filings, please provide a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a performance bonus (i.e., the quarterly cash and EBITDA targets). Include in your discussion how the compensation committee calculated the company performance goals and how it measured these goals against actual performance to determine the annual bonus paid.
Response: In future proxy filings, the Company will disclose the necessary performance targets in the bonus program for the named executive officers for the last completed fiscal year. In its discussion, the Company will provide commentary on how the relevant performance targets were calculated and how actual performance was measured against the targets.
31.	We note your disclosure in the first paragraph on page 27. In future filings please disclose, if applicable, whether the compensation committee adjusted the STIP awards and explain in detail how these awards were adjusted. See Item 402(b)(2)(vi) of Regulation S-K.
Response: The Company has disclosed any adjustments to STIP awards in the past, and will continue to do so in the future. The Company did not address adjustments for the 2008 fiscal year because no STIP awards were awarded and, therefore, there were no adjustments.
Long-Term Incentive Compensation, page 27

32.	We note that you have used the total business value as a performance target for also measuring long-term incentive awards such as the 2008 Performance Share Grants (see discussion on page 29) and the awards under the Transformation Growth Plan (see discussion on page 30). As required under the Item 402(b)(1)(v) Regulation S-K, please explain in future filings how the number of awards granted and earned were determined for each executive officer, including calculations for the total business value and the related percentage increases, median total business value thresholds, and revenue objectives.
Response: In future proxy filings for any long-term incentive awards using total business value as a performance target we will explain how the award grants for each named executive officer were awarded and earned, including the total business value thresholds, medians and percentage increases to meet the performance targets.
The number of awards granted to each executive officer as part of the 2008 Performance Share Grants was targeted to provide an award commensurate with the median long-term compensation for each respective position at our Peer Companies, based upon an assumed share price of $12.00 per share. The awards under the Transformational Growth Plan (which have since been forfeited) were based on a similar analysis.
As stated in our explanation of the 2008 Annual Performance Bonuses (page 26), the total business value used to measure performance was a calculation based upon the Company’s cash earnings, cash return on investment and net distributions to the Company’s shareholders. The performance targets for the 2008 performance share grants were based upon overall Company performance and were the same for each executive officer. The threshold target of $314 million was the calculated total business value of the Company at the end of fiscal year 2007.

	Below
	Threshold	Threshold	Target
Y-E 2010 Total Business Value	< $314.0M	$314.0M	$424.0M
Percent Improvement	< 0%	0%	35%
Percent of Share Grant	0%	50%	100%
Performance Share Awards, page 28
33.	The last sentence of the first paragraph is ambiguous — it is unclear what it is intended by the phrase ''their expected impact on the long-term performance of the business...”. Please clarify whether you are referring to the named executive officers impact on the long-term performance of the business, and what the expected impact of their performance is.
Response: To clarify, the award of performance shares to named executive officers is based upon that particular executive’s expected positive impact on the long-term success of the Company through attainment of the financial targets set forth in the award.

Restricted Stock Awards, page 31
34.	Please describe in greater detail how the company measures outstanding individual performance in calculating restricted stock awards.
Response: Outstanding individual performance is not a defined or rigid standard but, instead, a discretionary standard applied by the Board of Directors. The Board of Directors, from time to time, may award one-time restricted stock awards to Named Executive Officers under this standard. By way of example, for the last restricted grant issued in 2008, the Board of Directors considered the Named Executive’s leadership and strategic vision in identifying key acquisitions and developing a compelling strategic plan for the company during 2007.
Incentive Stock Options, page 31
35.	In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options granted to each named executive officer as retention awards. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.
Response: The incentive stock options granted to the named executive officers in 2009 were designed to encourage retention of key management during the current difficult environment to serve as a bridge as to such time that potential awards under other long-term incentives became more tangible. The number of options granted to each named executive was targeted to provide an incentive award equal to one times each executive’s base salary, based upon an assumed share price gain of $4.00 per share. In future proxy filings we will disclose this detail.
Severance Benefits, page 32
Change in Control, page 33
36.	In connection with both severance and change in control benefits, please disclose why you structured the material terms and payment provisions in the change-in control and severance agreements as currently provided. See Items 402(b)(1)(v) and 402 (j)(3) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you have made regarding other compensation elements and the rationale” for decisions made in connection with these arrangements. Your disclosure that the company believes that it should provide “reasonable severance benefits” is insufficient.
Response: The severance and change in control benefits for the named executive officers reflect a combination of past practice, market conditions and negotiations with prospective executives at the time of their employment. As stated in our Compensation Program Overview and Philosophy section (page 20), severance and change in control provisions are distinct component of our compensation program for named executive officers. These provisions are designed to provide a level of protection, which enhances executive productivity and encourages them to behave in the best interests of shareholders in times of uncertainty. In future proxy filings our analysis of severance and change in control benefits will specifically reference the rationale provided in the Compensation Program Overview.
In connection with our response to your comments, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to these responses, please feel free to contact me at (248) 614-8200.
Very truly yours,
/s/ Phyllis A. Knight
Phyllis A. Knight
Executive Vice President and Chief Financial Officer